Exhibit 2
[Lampe, Conway Letterhead]
March 6, 2006
Board of Directors
American HomePatient, Inc.
5200 Maryland Way, Suite 400
Brentwood, Tennessee 37027-5018
Gentlemen:
Our firm is the investment manager of a fund that owns over 7% of the common shares of American HomePatient, Inc. (the “Company”). We have been a stockholder of the Company for more than two and one-half years.
We note that the Company has received an offer from Highland Capital Management, L.P. (“Highland”) to acquire all of the outstanding shares of the Company for $3.40 per share. The Highland proposal also invited the Company to begin to negotiate a transaction with Highland. We are encouraged that this proposal has been made and believe that it is an attractive first step for the Board to initiate the process to enhance stockholder value.
As yet, the Company has not made any announcement regarding its intentions with respect to Highland’s proposal and we can only expect that the Board will exercise its fiduciary duties and carefully evaluate Highland’s proposal as well as other potential value-enhancing transactions. We believe that the Company should immediately retain an independent financial advisor to evaluate the Highland proposal and begin a formal process to explore all means to maximize stockholder value. Additionally, the Company should immediately engage in discussions with Highland regarding its proposal with a view to negotiating a fair price for the Company’s stock. We also request a mutually agreed-upon party to serve in an observer capacity to the Board to ensure process oversight.
Finally, we expect that the Highland proposal will begin a full and open process designed to maximize stockholder value. As directors of a public company, you have a serious fiduciary duty to protect the interests of all stockholders. We believe that the best interests of stockholders will be served if the Company promptly takes action to evaluate and negotiate the Highland proposal and encourage other offers in order to maximize value for the stockholders.

Sincerely yours,

LAMPE, CONWAY & CO. LLC

By:	/s/ Richard F. Conway

Name:	Richard F. Conway
Title:	Managing Member